CUSIP No. 552 617 102
          -----------
SEC 1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES              [   OMB APPROVAL  ]
                       SECURITIES AND EXCHANGE COMMISSION    [OMB No. 3235-0145]
                             Washington, D.C. 20549          [Exp. Dec 31, 2005]
                                                             [Est avg burden   ]
                                  SCHEDULE 13D [hrs/response 11 ] Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  552 617 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Kent Madsen
                         15 West South Temple, Suite 520
                            Salt Lake City, UT 84101
                                 (801) 524-8939

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Atlas Management Partners, LLC  (71-0950380) ("Atlas")
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               804,689
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      0
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       0
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689--Reporting person has the right to vote these shares
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             00
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Bridgewater International Group, LLC
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             AF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               0
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      0
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       0
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             00
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kent Madsen
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               3,700
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      804,689
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       3,700
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               0
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Madsen holds 3,700 shares in his own name and, as a Voting Managing Director of Atlas, has shared control over the voting power held by Atlas on an additional 804,689 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.7%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Geoffrey T. Woolley
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   |_|

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               15,948
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      804,689
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       15,948
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Woolley holds 15,948 shares in his own name, and, as a Voting Managing Director of Atlas, Mr. Woolley has shared control over the voting power held by Atlas on 804,689 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             35.2%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Timothy A. Bridgewater
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               5,000
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      804,689
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       5,000
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Bridgewater holds 5,000 shares in a retirement account over which he has sole voting and dispositive powers, and, as a Voting Managing Director of Atlas, Mr. Bridgewater has shared control over the voting power held by Atlas on an additional 804,689 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.8%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Todd Stevens
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               1,700
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      804,689
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       1,700
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Stevens holds 1,700 shares in his own name and, as a Voting Managing Director of Atlas, has shared control over the voting power held by Atlas on an additional 804,689 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.6%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1
             Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Nick Efstratis
------------ -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5            Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)   [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
------------ -------------------------------------------------------------------
                   7
                               Sole Voting Power

                               500
 Number of   -------------  ----------------------------------------------------
   Shares          8           Shared Voting Power
Beneficially
 Owned by                      804,689
    Each     -------------  ----------------------------------------------------
 Reporting         9           Sole Dispositive Power
   Person
    With                       500
             -------------  ----------------------------------------------------
                  10           Shared Dispositive Power

                               804,689
             -------------  ----------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Efstratis holds 500 shares in his own name, and, as a Voting Managing Director of Atlas, Mr. Efstratis has shared control over the voting power held by Atlas on an additional 804,689 shares.
------------ -------------------------------------------------------------------
12           Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.6%
------------ -------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------

This Amendment No. 3 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on August 8, 2003, Amendment No. 1 thereto filed on October 10, 2003, and Amendment No. 2 thereto filed on March 9, 2005.

Item 1.  Security and Issuer

         The name of the issuer is MACC Private Equities Inc. ("MACC") and the class of securities subject to this Form 13D is MACC's Common Stock (the "MACC Shares"). MACC's business address is 101 Second Street, S.E., Suite 800, Cedar Rapids, IA 52401.

Item 2.  Identity and Background

         The names of the reporting persons (the "Reporting Persons") filing this Form 13D are: Atlas Management Partners, LLC, a Utah limited liability company ("Atlas"), Bridgewater International Group, LLC, a Utah limited liability company ("BIG"), Kent Madsen, Geoffrey Woolley ("Woolley"), Timothy A. Bridgewater ("Bridgewater"), Todd Stevens ("Stevens"), and Nick Efstratis ("Efstratis"). Atlas was formed to operate as a management company to provide services to MACC and holds the voting rights to 34.5% of the MACC Shares, over which BIG has beneficial ownership and dispositive power. Each of Kent Madsen, Woolley, Bridgewater, Stevens and Efstratis is a member and a Voting Managing Director of Atlas. The business address of each of Atlas, Kent Madsen, Stevens, and Efstratis is 15 West South Temple, Suite 520, Salt Lake City, UT 84101. The business address of BIG and Bridgewater is 10500 South 1300 West, South Jordan, Utah 84095. The business address of Woolley is 398 Columbus Avenue, Suite 320, Boston, MA 02116. Each of Kent Madsen, Stevens and Efstratis is employed by Wasatch Venture Fund, 15 West South Temple, Suite 520, Salt Lake City, UT 84101, as a managing director. In addition, Kent Madsen is employed by Zions First National Bank, One South Main Street, Salt Lake City, UT 84133 as a corporate officer. Woolley is a founding manager of Dominion Ventures Inc., 398 Columbus Avenue, Suite 320, Boston, MA 02116. Bridgewater is employed by BIG as managing director.

         Robert Madsen had originally granted Atlas the right to vote shares held beneficially by him and was included as a Reporting Person on the initial
Schedule 13D. The voting agreement between Mr. Madsen and Atlas has been terminated and this Amendment No. 3 is being filed to remove him as a Reporting Person with respect to this report on Schedule 13D.

         The required information relating to the members and managers of BIG is set forth in Appendix A hereto, which is incorporated herein by this reference.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         In addition to the transactions that have been previously reported on this Schedule 13D, the following acquisitions have occurred.

         On September 22, 2004, Kent Madsen purchased 500 shares on the open market at a price of $3.55 per share. On September 23, 2004, Mr. Madsen purchased an additional 200 shares on the open market at a price of $3.55 per share. These shares were purchased with the personal assets of Mr. Madsen.

CUSIP No. 552 617 102
          -----------

         On March 1, 2005, Todd J. Stevens purchased 700 shares on the open market at a price of $2.77 per share. These shares were acquired with the personal assets of Mr. Stevens.


         On March 11, 2005, Geoffrey T. Woolley purchased 2000 shares on the open market at a price of $3.65 per share. These shares were purchased with the personal assets of Mr. Woolley.

Item 4.  Purpose of Transaction

         BIG acquired its shares of MACC under the terms of an agreement with Zions First National Bank, a national banking association ("Zions"), which gave Atlas, or an affiliate designated by it, the right to acquire all of the MACC Shares held by Zions, consisting of approximately 804,689 shares, or 34.5% of the outstanding stock of MACC, for an aggregate purchase price of $3.2 million. In connection with this acquisition, BIG entered into a shareholder and voting agreement with Atlas, granting Atlas the right effective upon execution to vote the MACC Shares acquired by BIG from Zions for an initial period of six years. The agreement may be extended for up to six years. BIG also agreed not to sell these shares during an initial period of three years and to limitations on the amount of MACC Shares it could sell during the following three-year period. From the end of the initial lock-up period until the termination of the agreement, Atlas holds a right of first purchase and a right of first refusal to purchase any MACC Shares that BIG wishes to sell.

         Kent Madsen, Woolley, Bridgewater, Stevens and Efstratis were appointed Voting Managing Directors of Atlas pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of Atlas (the "Restated Agreement"). Pursuant to the terms of the Restated Agreement, the Voting Managing Directors of Atlas have the authority to vote the MACC Shares held by Atlas.

         The MACC Shares held by BIG, Kent Madsen, Stevens, Efstratis and Woolley were acquired for investment purposes. The Reporting Persons will review their holdings from time to time and may increase or decrease their holdings in MACC as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that the Reporting Persons will take any such actions.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The Reporting Persons collectively own 831,537 MACC Shares, representing 35.7% of the outstanding MACC Shares. Please refer to the cover pages of this Schedule 13D for the number of shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

         (c) Not applicable.

         (d) No other person, other than the Reporting Persons and their owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 831,537 MACC Shares owned by the Reporting Persons.

         (e) Not applicable.

CUSIP No. 552 617 102
          -----------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of MACC, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

                  7(a). Agreement relating to group filing. (3)

                  7(b). Shareholder and Voting Agreement dated September 29, 2003, between Kent Madsen, Bridgewater International Group, LLC and Atlas Management Partners, LLC. (1)

                  7(c). Shareholder and Voting Agreement dated September 29, 2003, between Kent Madsen, Robert Madsen and Atlas Management Partners, LLC. (1)

                  7(d) Strategic Agreement dated September 29, 2003, by and among Bridgewater International Group, LLC, Kent I. Madsen, Robert T. Madsen, Geoffrey T. Woolley, and Atlas Management Partners. (1)

                  7(e) Power of Attorney dated August 7, 2003, signed by Robert Madsen. (2)

                  7(f) Mutual Release and Waiver of Claims and Termination of Shareholder and Voting Agreements dated April 28, 2005. (3)


(1) Previously filed as an exhibit to Amendment No. 1 to the Schedule 13D, as filed with the Commission on October 10, 2003.

(2) Previously filed as Exhibit #23 to the Form 3 of Robert Madsen, as filed with the Commission on August 11, 2003.

(3)      Filed herewith.

CUSIP No. 552 617 102
          -----------

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                ATLAS MANAGEMENT PARTNERS, LLC,
                                a Utah limited liability company

April 28, 2005                  By: /s/  KENT MADSEN
---------------                     --------------------------------------------
Date                                Kent Madsen, Manager



                                BRIDGEWATER INTERNATIONAL GROUP, LLC,
                                a Utah limited liability company


April 28, 2005                  By: /s/  TIMOTHY A. BRIDGEWATER
----------------                   ---------------------------------------------
Date                                Timothy A. Bridgewater, Managing Director



April 28, 2005                       /s/  KENT MADSEN
----------------                     -------------------------------------------
Date                                 Kent Madsen



April 28, 2005                       /s/  KENT MADSEN
----------------                     ------------------------------------------
Date                                 Robert   Madsen   by   Kent   Madsen,    as
                                     Attorney-in-Fact  pursuant  to a  Power  of
                                     Attorney  dated  August 7, 2003,  a copy of
                                     which is on file  with the  Commission  and
                                     incorporated herein by this reference.



April 28, 2005                       /s/  GEOFFREY WOOLLEY
----------------                     -------------------------------------------
Date                                 Geoffrey Woolley



April 28, 2005                       /s/  TIMOTHY A. BRIDGEWATER
----------------                     -------------------------------------------
Date                                 Timothy A. Bridgewater



April 28, 2005                       /s/  TODD STEVENS
----------------                     -------------------------------------------
Date                                 Todd Stevens



April 28, 2005                       /s/  NICK EFSTRATIS
----------------                     -------------------------------------------
Date                                 Nick Efstratis

CUSIP No. 552 617 102
          -----------

Exhibit 7A

AGREEMENT

         The undersigned agree that this Amendment No. 3 to Schedule 13D relating to shares of the common stock of MACC Private Equities Inc. shall be filed jointly on behalf of each of the undersigned.

                                     ATLAS MANAGEMENT PARTNERS, LLC,
                                     a Utah limited liability company

April 28, 2005                       By: /s/  KENT MADSEN
----------------                        ----------------------------------------
Date                                     Kent Madsen, Manager


                                     BRIDGEWATER INTERNATIONAL GROUP, LLC,
                                     a Utah limited liability company


April 28, 2005                       By: /s/  TIMOTHY A. BRIDGEWATER
----------------                        ----------------------------------------
Date                                     Timothy A. Bridgewater,
                                         Managing Director


April 28, 2005                       /s/  KENT MADSEN
----------------                     -------------------------------------------
Date                                     Kent Madsen


April 28, 2005                       /s/  KENT MADSEN
----------------                     -------------------------------------------
Date                                 Robert   Madsen   by   Kent   Madsen,    as
                                     Attorney-in-Fact  pursuant  to a  Power  of
                                     Attorney  dated  August 7, 2003,  a copy of
                                     which is on file  with the  Commission  and
                                     incorporated herein by this reference.


April 28, 2005                       /s/  GEOFFREY WOOLLEY
----------------                     -------------------------------------------
Date                                 Geoffrey Woolley


April 28, 2005                       /s/  TIMOTHY A. BRIDGEWATER
----------------                     -------------------------------------------
Date                                 Timothy A. Bridgewater


April 28, 2005                       /s/  TODD STEVENS
----------------                     -------------------------------------------
Date                                 Todd Stevens


April 28, 2005                       /s/  NICK EFSTRATIS
----------------                     -------------------------------------------
Date                                 Nick Efstratis

CUSIP No. 552 617 102
          -----------

APPENDIX A
----------


CONTROL PERSONS OF BRIDGEWATER INTERNATIONAL GROUP, LLC


A.       The  sole  manager  of   Bridgewater   is  Benjamin   Jiaravanon.   Mr.
Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Indonesia. Mr. Jiaravanon's principal employment is by Charoen Pokphand Indonesia.

B. The sole member of Bridgewater is Aleksin. Aleksin is a corporation formed under the laws of the British Virgin Islands. Aleksin's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

C. The directors of Aleksin are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

D. The sole shareholder of Aleksin is Maze Industrial Ltd. ("Maze"). Maze is a corporation formed under the laws of the British Virgin Islands. Maze's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

E. The directors of Maze are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

F. The sole shareholder of Maze is Sumet Jiaravanon. Mr. Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon.

During the last five years, none of the persons named on this Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons named on this Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  552 617 102

Exhibit 7F
----------

                       MUTUAL RELEASE AND WAIVER OF CLAIMS
              AND TERMINATION OF SHAREHOLDER AND VOTING AGREEMENTS


         THIS MUTUAL RELEASE AND WAIVER OF CLAIMS AND TERMINATION OF SHAREHOLDER AND VOTING AGREEMENTS (this "Agreement") is made and entered into as of the 28 day of April, 2005, by and between Atlas Management Partners, LLC, a Utah limited liability company ("Atlas"), Bridgewater International Group, LLC, a Utah limited liability company ("BIG"), Kent I. Madsen ("Madsen"), Robert A. Madsen ("R. Madsen"), Todd J. Stevens ("Stevens"), Nick Efstratis ("Efstratis"), Geoffrey T. Woolley ("Woolley"), and Tim Bridgewater ("Bridgewater"). The parties referred to above are sometimes referred to herein individually as a "Party" and, collectively, as the "Parties."

                                 R E C I T A L S

         WHEREAS, on or about September 29, 2003, BIG, Madsen, R. Madsen and Atlas entered into a Strategic Agreement (the "Strategic Agreement") pursuant to which the Parties agreed to acquire a controlling interest in MACC Private Equities, Inc., a Delaware corporation ("MACC"), and pursuant to which Atlas intended to be appointed the investment manager of MACC and its wholly owned subsidiary MorAmerica Capital Corp.;

         WHEREAS, on or about September 29, 2003, some of the Parties entered into the following agreements in furtherance of the intent and purposes of the Strategic Agreement:

              (a) Assignment Agreement between Atlas and BIG pursuant to which Atlas transferred to BIG all of its interest in a stock purchase agreement with Zions First National Bank;

              (b) Shareholder and Voting Agreement between BIG, Madsen and Atlas pursuant to which BIG appointed Atlas as its proxy to vote its shares of common stock in MACC, granted Atlas a right of first refusal with respect to such shares, and agreed to certain lock up provisions with respect to the sale of such shares (the "BIG Shareholder Agreement");

              (c) Shareholder and Voting Agreement between R. Madsen, Madsen and Atlas pursuant to which R. Madsen appointed Atlas as its proxy to vote its shares of common stock in MACC, granted Atlas a right of first refusal with respect to such shares, and agreed to certain lock up provisions with respect to the sale of such shares (the "Madsen Shareholder Agreement"); and

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

              (d)   Term sheet  between  Atlas and Woolley  (the  "Woolley  Term
                    Sheet");

         WHEREAS, on or about March 1, 2004, Atlas was appointed investment manager of MACC and MorAmerica Capital Corp.;

         WHEREAS, in contemplation of the appointment of Atlas as investment manager of MACC and MorAmerica Capital Corp., some of the Parties entered into the following agreements effective on January 28, 2004, in furtherance of the intent and purposes of the Strategic Agreement:

              (a)   Amended and Restated Articles of Organization for Atlas

              (b) Second Amended and Restated Articles of Organization for Atlas to add various of the Parties as Members and/or Managers of Atlas

              (c) Management Agreement between Atlas and BIG pursuant to which Atlas appointed BIG as a manager of Atlas;

         WHEREAS, the Strategic Agreement, together with the BIG Shareholder Agreement, the Madsen Voting Agreement, the Woolley Term Sheet and the other agreements entered into on or about September 29, 2003, and the agreements entered into effective as of January 28, 2004 are collectively referred to herein as the "Agreements;"

         WHEREAS, the U.S. Small Business Administration, which regulates small business investment companies such as MACC and MorAmerica Capital Corp., has failed to approve the appointment of Atlas as investment manager of MACC and MorAmerica Capital Corp.;

         WHEREAS, for various reasons, including the fact that the Small Business Administration failed to approve the appointment of Atlas as the investment manager for MACC and MorAmerica Capital Corp., the Parties have determined that it is in their respective best interests to amend, terminate, or unwind the Agreements, and for Madsen, R. Madsen, Stevens, Efstratis and Woolley (collectively referred to as the "Transferors") to transfer to BIG all of their membership interest in Atlas;

         WHEREAS, the Parties have agreed that in the event that the board of directors of MACC does not approve the continuation of Atlas' appointment as investment manager of MorAmerica Capital Corp. at its next meeting of the board of directors, Madsen should resign as Chief Executive Officer of MACC, and any affiliate thereof;

         WHEREAS, in consideration of the Parties' respective ongoing good faith negotiations with respect to the amendment, termination or unwinding of the Agreements, and in an effort to prevent any disputes that may arise between the Parties with respect to the Agreements, the Parties desire to release each other from all claims that may have arisen under the Agreements, whether such claims are known or unknown;

         NOW, THEREFORE, in consideration of the premises, covenants and agreements made herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

         1. Release and Waiver.
            ------------------

            (a) Each Party, in  consideration of the covenants and agreements of each of the other Parties, does hereby knowingly and voluntarily release and forever discharge and hold harmless each of the other Parties, and any of their respective subsidiaries, affiliates (including, but not limited to, Wasatch Venture Fund, Zions Bank, Aleksin Investments Limited, and Benjamin Jiaravanon) , predecessors, personal representatives, heirs, successors, or assigns, and the respective agents, trustees, beneficiaries, officers, directors, shareholders, attorneys, employees, independent contractors, partners, members, managers and representatives of any of the foregoing (collectively, the "Released Parties"), of and from any and all claims, demands, damages, action and causes of action or suits at law or equity of whatsoever kind or nature arising from, or based upon, any of the Agreements or the transactions contemplated by the Agreements, including, but without limitation, any loss, liability, expense and/or detriment, of any kind or character, in any way arising out of, connected with, or resulting from the acts or omissions of the Released Parties or any of them, any breach of contract, any breach of fiduciary duty, breach of any duty of fair dealing, breach of confidence, cause of action or defenses based on the negligence or intentional acts or omissions of the Released Parties or any of them, cause of action resulting from or related to shareholder claims against MACC, Atlas or management of MACC or its affiliates, and any and all related matters occurring or taking place on or before the date of this Agreement (collectively, the "Released Claims").

            (b) Each Party hereby represents and warrants to the Released Parties that it is the sole owner of any and all of the Released Claims and that it has not assigned, pledged, or contracted to assign or pledge or otherwise disposed of any of the Released Claims.

            (c) This Agreement shall not be construed as an admission of liability on the part of any of the Parties of any kind or nature whatsoever as to any matter.

            (d) This Agreement shall be binding upon each of the Parties and their respective legal representatives, successors and assigns and shall inure to the benefit of each of the Released Parties and their successors and assigns.

         2. Limitation on Release and Waiver. The Released Claims shall be limited to claims arising out of or connected with the Agreements. The Released Claims do not include any claims arising out of any other relationship or agreements that may exist between any of the Parties, including, but not limited to the Promissory Note in the principal amount of $300,000 dated September 29, 2003 executed by Atlas in favor of BIG.

         3. Unknown Facts. It is expressly agreed and understood that, except as limited by Section 2 above, the release and waiver of claims set forth in this Agreement releases all losses, injuries, damages, and claims of every kind and character that the Parties have or may have against each other from the beginning of time to the date of execution of this Agreement arising out of or connected with the Agreements. The Parties also acknowledge that they may hereafter discover facts which occurred prior to the execution of this Agreement, which are different from, or in addition to, those which they now know to be true and agree that this Agreement and the releases contained herein be and remain effective in all respects notwithstanding such different or additional facts or discovery thereof. The Parties expressly waive the benefit of any statute or rule of law, if any, which might otherwise limit the scope of this Agreement because of unknown matters existing from the beginning of time to the date of execution of this Agreement, whether material or otherwise.

         4. Termination of BIG Shareholder Agreement and Madsen Shareholder Agreement The parties agree that as of the date of this Agreement, the Madsen Shareholder Agreement is hereby terminated and of no further force and effect, and that from and after the date hereof, voting rights with respect to the shares of MACC common stock held by R. Madsen shall revert to R. Madsen. The guaranteed payment obligation to R. Madsen under the Atlas Operating Agreement is also hereby terminated as of the date of this Agreement. All rights of Madsen under the BIG Shareholder Agreement, or any other rights of Madsen under any other agreement by which Madsen may have the right to vote BIG's shares of MACC common stock, are hereby terminated and of no further force and effect. Atlas and BIG may in the future terminate, modify or continue the BIG Shareholder Agreement as modified herein.

         5. Transfer of Economic Interest. Effective as of the effective date of this Agreement, each of the Transferors hereby transfers and assigns to BIG all of its economic interest (including its Profit Participation Percentage) in its respective Membership Interest in Atlas.

         6. Resignation. The Parties acknowledge that MACC intends, at its next meeting of directors, to consider a proposal by Atlas that Atlas under BIG's direction continue as Investment Manager of MACC and its affiliates. In the event the Board of Directors of MACC rejects Atlas's proposal, Madsen shall have the right to resign, effective immediately, as an officer (including Chief Executive Officer), investment advisory and /or director of MACC and any of its affiliates, and Madsen shall have the right to cause Atlas to resign, effective immediately, as an investment advisor or investment manager of MACC and any of its affiliates. The parties acknowledge that in his capacity as Chief Executive Officer of MACC, Madsen's fiduciary duties will run solely to MACC and not to Atlas. Atlas, together with its Members and Managers, hereby waive any claims against Madsen for breach of fiduciary duties owed by Madsen to Atlas.

         7. Transfer of Membership Interests. The Transferors hereby agree to sell and transfer all of their Membership Interests in Atlas, subject to the transfer of economic interests described in Section 5, to BIG, and BIG hereby agrees to purchase all of Transferors' Membership Interests in Atlas, for an aggregate of Ten Dollars ($10.00) and other good and valuable consideration, which transfer shall occur at, and shall be considered effective as of, 9:00 a.m. Mountain Time on the day after the meeting of directors of MACC referred to in Section 6.

         8. General Provisions.

            (a) All of the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors, permitted assigns, heirs, and legal representatives, and nothing in this Agreement is intended to confer any right, remedy, or benefit upon any other person.

            (b) No assignment or delegation of this Agreement, including an assignment or delegation by operation of law or of any of the rights or obligations under this Agreement by either of the Parties shall be valid without the written consent of the other Party.

            (c) This Agreement supersedes all prior agreements or understandings of the Parties on the subject matter of this Agreement. Any prior negotiations, correspondence, agreements, proposals, or understandings relating to the subject matter of this Agreement shall be deemed to be merged into this Agreement and to the extent inconsistent with this Agreement, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter of this Agreement, except as set forth in this Agreement.

            (d) This Agreement may not be modified by any oral agreement, either express or implied, and all amendments or modifications of this Agreement shall be in writing and be signed by all of the Parties.

            (e) The Section headings in this Agreement are for the purpose of convenience only and shall not limit or otherwise affect any of the terms of this Agreement.

            (f) The failure of any of the Parties to insist, in any one or more instances, upon strict performance of any of the terms or conditions of this Agreement shall not be construed to constitute a waiver or relinquishment of any right granted under this Agreement or of the future performance of any such term, covenant, or condition, and the obligations of the appropriate Party with respect to any such term or condition shall continue in full force and effect.

            (g) Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

            (h) Each of the Parties hereby agrees, represents and warrants that it has had advice of counsel of its own choosing in negotiations for and the preparation of this Agreement, that it has read the provisions of this Agreement, and that it is fully aware of its contents and legal effect.

            (i) Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants.

            (j) Should any of the Parties default in or breach of any of the covenants contained in this Agreement, or in the event a dispute shall arise as to the meaning of any term of this Agreement, the defaulting or non-prevailing Party shall pay all costs and expenses, including reasonable attorneys' fees, that may arise or accrue from enforcing this Agreement, securing an interpretation of any provision of this Agreement, or in pursuing any remedy provided by applicable law whether such remedy is pursued or interpretation is sought by the filing of a lawsuit, an appeal, or otherwise.

            (k) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah, which internal laws exclude any provision or interpretation of such laws that would call for, or permit, the application of the laws of any other state or jurisdiction, and any dispute arising therefrom and the remedies available shall be determined solely in accordance with such internal laws. Venue for any dispute arising from this Agreement or the parties' relative rights and obligations hereunder shall be in the Third Judicial District Court, in and for Salt Lake County, State of Utah, and each Party hereto consents to the personal jurisdiction of said Court.

            (l) This Agreement may be signed in one or more counterparts, each of which shall be deemed an original and which taken together shall constitute a single instrument. The delivery of a counterpart signature by facsimile shall be effective as delivery of a manually signed original and the receiving party may rely thereon for all purposes.

            (The remainder of this page is intentionally left blank)

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                     ATLAS MANAGEMENT PARTNERS, LLC
                                     A Utah limited liability company


                                     By: /s/ KENT MADSEN
                                         ---------------------------------------
                                         Its: Voting Managing Director


                                     BRIDGEWATER INTERNATIONAL GROUP, LLC
                                     A Utah limited liability company


                                     By: /s/ TIM BRIDGEWATER
                                         ---------------------------------------
                                         Its: Managing Director


                                         /s/ KENT MADSEN
                                         ---------------------------------------
                                         KENT I. MADSEN


                                         /s/  ROBERT MADSEN
                                         ---------------------------------------
                                         ROBERT A. MADSEN


                                         /s/  TODD J. STEVENS
                                         ---------------------------------------
                                         TODD J. STEVENS


                                         /s/  NICK EFSTRATIS
                                         ---------------------------------------
                                         NICK EFSTRATIS


                                         /s/  GEOFFREY T. WOOLLEY
                                         ---------------------------------------
                                         GEOFFREY T. WOOLLEY


                                         /s/  TIM BRIDGEWATER
                                         ---------------------------------------
                                         TIM BRIDGEWATER